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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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            China Southern Airlines Company Limited (the "Company") on April 13,
2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's acquisition of 15 A320-200 aircraft and six A319-100 aircraft from Airbus. A copy of the English announcement is included in this Form 6-K of the Company.





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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                STOCK CODE: 1055

                                  ANNOUNCEMENT

   Further to the Company's announcement dated January 30, 2004, the Board hereby announces that on April 8, 2004, the Company and China Aviation Supplies entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring 15 A320-200 aircraft and six A319-100 aircraft from Airbus.

   As stated in the announcement of the Company dated January 30, 2004, the Directors believe that the acquisition of the Airbus Aircraft will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry. The Directors also believe that the terms of the Airbus Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   CSAHC, which currently owns approximately 50.30% of the issued share capital of the Company, has approved the Transaction. CSAHC does not have any interest in the Transaction other than as a shareholder of the Company. As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction under the Listing Rules. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

   The Board has noted the recent increase in the trading volume of the shares of the Company on April 7, 2004 and wish to state that, save as disclosed in this announcement, it is not aware of any reason for such increase.

   Trading in the shares of the Company was suspended from 9:30 a.m. on April 8, 2004 at the request of the Company pending the release of this announcement, and will be resumed from 9:30 a.m. on April 13, 2004.

THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Reference is made to the announcement of the Company dated January 30, 2004. The Board hereby announces that on April 8, 2004, the Company and China Aviation Supplies entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring 15 A320-200 aircraft and six A319-100 aircraft from Airbus. The Airbus Aircraft Acquisition Agreement is conditional upon government approval being obtained, which has already been obtained.

DATED:

April 8, 2004

PARTIES:

(i)    the Company, as the purchaser;

(ii) China Aviation Supplies Import and Export Group Corporation as the import agent. The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, China Aviation Supplies and each of its beneficial owner is an independent third party and not a connected person (as defined in the Listing Rules) of the Company; and

(iii) Airbus SNC, a company incorporated in Toulouse, as the vendor. The main business activity of Airbus is that of aircraft manufacturing. The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, Airbus and each of its beneficial owner is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

None of the parties to the Airbus Aircraft Acquisition Agreement owns any shares of the Company.

AIRCRAFT TO BE ACQUIRED:

15 A320-200 aircraft and six A319-100 aircraft

CONSIDERATION:

As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

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According to the information provided by Airbus, the market price, as contained in the Airbus catalog provided to the Company by Airbus dated March 31, 2004, of a A320-200 aircraft is in the range of US$57.6 to 61.6 million and that of a A319-100 aircraft is in the range of US$50.6 to 61.2 million.

The aggregate consideration for the Airbus Aircraft, which is payable wholly in cash and is determined after arm's length negotiation between the parties, is lower than the market price as contained in the Airbus catalog dated March 31, 2004.

PAYMENT AND DELIVERY TERMS:

The aggregate consideration for the acquisition of Airbus Aircraft is payable by cash in installments. The Airbus Aircraft will be delivered in stages to the Company through the years 2005 to 2006.

SOURCE OF FUNDING:

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company's principal business is that of civil aviation. As stated in the announcement of the Company dated January 30, 2004, the Directors believe that the acquisition of the Airbus Aircraft will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry. The Directors also believe that the terms of the Airbus Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

CSAHC currently owns approximately 50.30% of the issued share capital of the Company and it has approved the Transaction. Each of CSAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company. No shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CSAHC has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules. The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

The Board has noted the recent increase in the trading volume of the shares of the Company on April 7, 2004 and wish to state that, save as disclosed in this announcement, it is not aware of any reason for such increase.

Trading in the shares of the Company was suspended from 9:30 a.m. on April 8, 2004 at the request of the Company pending the release of this announcement, and will be resumed from 9:30 a.m. on April 13, 2004.

DEFINITIONS:

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Airbus"                    Airbus SNC, a company incorporated in Toulouse

"Airbus Aircraft"           15 A320-200 aircraft and six A319-100 aircraft

"Airbus Aircraft            the aircraft acquisition agreement dated April 8,
  Acquisition Agreement"    2004 pursuant to which the Company and China
                            Aviation Supplies have agreed to acquire and Airbus has agreed to sell the Airbus Aircraft

"Board"                     the board of Directors

"China Aviation Supplies"   China Aviation Supplies Import and Export Group
                            Corporation

"Company"                   China Southern Airlines Company Limited

"CSAHC"                     China Southern Air Holding Company

"Directors"                 the directors of the Company, who, at the date of
                            this announcement, include Yan Zhi Qing, Wang Chang
                            Shun, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan, Liu
                            Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An and
                            Zhou Yong Qian as the executive directors; and Simon
                            To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guan
                            Jun as the independent non-executive directors

"Listing Rules"             The Rules Governing the Listing of Securities on
                            the Stock Exchange

"Stock Exchange"            The Stock Exchange of Hong Kong Limited

"Transaction"               the acquisition of Airbus Aircraft under the Airbus
                            Aircraft Acquisition Agreement

                                                       By order of the Board
                                                             SU LIANG
                                                         Company Secretary

Guangzhou, the People's Republic of China

April 8, 2004
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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By         /s/   Su Liang
                                          ------------------------------------
                                             Name:  Su Liang
                                             Title: Company Secretary


Date: April 14, 2004